

07001838

TATES
IANGE COMMISSION
D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson, & Co., P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 989 (Address) Ketchum (City) ID (State) 83340 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL



SEC MAIL
RECEIVED
PROCESSING
MAR 0 2 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President of Finance

Title



TAYLOR STAPLETON
COMM. #1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009
MGC1

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Francisco } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______ Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 1 (Date) day of March (Month), 2007 (Year), by

(1) Mark Frieson (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

TAYLOR STAPLETON
COMM. #1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

Place Notary Seal Above

Taylor Stapleton
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH
AUDITOR'S REPORT THEREON

*******PUBLIC COPY*******

DECEMBER 31, 2006

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

February 26, 2007

Conifer Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Conifer Securities, LLC as of December 31, 2006 you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position referred to above present fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
208) 726.7500 Facsimile 208) 726.8623 www.LFPCO.com

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS:	
Cash and cash equivalents	$ 2,127,869
Deposits with clearing broker/dealers	269,193
Receivables from broker/dealers	2,375,786
Other receivables	940,213
Other investments	651,765
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $1,741,332	1,466,192
Other	212,975
TOTAL ASSETS	**$ 8,043,993**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accrued expenses	$ 2,446,695
Payable to broker/dealers	478,948
Deferred expenses	254,697
TOTAL LIABILITIES	3,180,340
MEMBERS' CAPITAL	4,863,653
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 8,043,993**

See accompanying notes to the financial statements.

CONIFER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of Operations

The financial statements are prepared on the accrual basis of accounting and include the accounts of Conifer Securities, LLC, a limited liability company, (the Firm). The fiscal year of the Firm is the calendar year and operations commenced on March 16, 1989.

The Firm is a broker/dealer in securities who provides exceptional corporate services, quality execution, investment selection, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and maintains secondary offices in New York City and Boston. An affiliate of the Firm is in the process of establishing a company to provide similar services in the British Virgin Islands (See Note 4).

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii).

The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

(B) Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking, and money market accounts deposited with commercial banks. Deposits held by commercial banks are in excess of federally insured limits.

(C) Valuation of Marketable Securities

Marketable securities are valued at quoted market prices. These securities consist principally of corporate stocks traded on U.S. exchanges.

(D) Receivables from Broker/Dealers

The Firm's receivable from broker/dealers consists primarily of amounts due from other broker/dealers for trades executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(E) Other Receivables

Other receivables consist primarily of receivable from the Firm's clients for services. All receivables are current and the Firm has never experienced a significant amount of uncollectible amounts.

(F) Furniture, Equipment and Leasehold Improvements

Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to twelve years using straight-line methods.

(G) Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the partnership level.

(H) Non-marketable Securities

Periodically, the Firm purchases securities, which are not traded on an open exchange. These securities are valued at fair value.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

NOTE 3 – MEMBERS' EQUITY

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

The Firm has three active classes of Members; Class A, Class B, and Class C. The principal differences between the three classes are : 1) all Class A Members are compensated for services provide to the Firm; 2) Class B Members may only be terminated from the Firm by the death of their principals, and 3) Class C Members only receive company profits of 7% of their capital balances before distributions to Class A and B Members.

At December 31, 2006, Class A Members had $2,976,000 of the members' capital and received approximately 63% of the profits of the Firm, Class B members had $1,537,000 of the members' capital and received approximately 33% of the profits, and Class C members had $350,000 of the members' capital and received 4% of the profits.

The Firm has entered into an agreement with a Class A member which grants this member the option of purchasing up to 35 points of Class A interests, as defined by the operating agreement. This member's remaining options vest as follows: January, 2007 – 16 points; and, January, 2008 – 14 points. In addition, if control of the Firm changes, prior to December 31, 2007, this member will be entitled to additional compensation.

Also see Note 5.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In 2004, the Firm entered into a lease for its San Francisco office space with Ferry Building Associates, LLC. The terms of this lease call for annual base rent of $1,773,595 until the initial lease expires February 2011 and contains one option to renew the lease for an additional five years at the prevailing market rates in effect at that time. In addition to the base rent amount, the Firm will also pay its pro-rata share of the increase of the building's general expenses. In connection with this lease, the Firm also entered into an agreement with City National Bank for an irrevocable standby letter of credit for $612,000, which expires June 15, 2011, which acts as a security deposit to the landlord.

In 2006, the Firm also entered into a new lease for its New York office space with Sage Realty Corporation, LLC. The terms of this lease call for annual base rent of $1,155,100 through August, 2010; $1,180,300 from September, 2010 through December, 2011; and, then $1,229,030 through August 31, 2016. In addition to the base rent amount, the Firm will also pay its pro-rata share of the increase of the certain of the building's general expenses.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (Continued)

In connection with this lease, the Firm also entered into an agreement with City National Bank for two irrevocable standby letters of credit totaling $199,000, which expire August 31, 2016, which act as a security deposit to the landlord.

The Firm has entered into several operating lease arrangement for various equipment and furniture which call for monthly payments of approximately $9,000. At the end of these leases, the Firm may purchase these assets for their fair market value.

The minimum lease payments (including current pass-throughs) due under the terms of these lease agreements for the next five years are $3,324,000 (2007); $3,324,000 (2008); $3,274,000 (2009); $3,215,000 (2010); and $1,636,000 (2011).

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

The Firm has invested in Conifer Holdings (BVI) Ltd. whose only asset is the ownership of Conifer Fund Services, Ltd. a British Virgin Islands company which will provide fund administration and investor services for hedge funds, most of which will be domiciled outside of the United States.

The Firm has committed to invest up to $500,000 in Conifer Holdings (BVI) for a 50% ownership of its profits and\or losses and had invested $258,000 by December 31, 2006 and invested an additional $100,000 thru February 22, 2007.

As of December 31, 2006, Conifer Fund Services had not commenced operations but incurred organizational and other start-up expenses.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2006, the Firm had net regulatory capital of $1,453,490 which was $1,241,468 in excess of its required net capital of $212,022 and its net capital ratio was 219 to 1.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2006, no employer contributions had been made to the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

(A) Concentrations

Substantially all of the amounts receivable from brokers and dealers are due from Jefferies & Company Incorporated. Cash and securities deposited with clearing brokers and dealers are held primarily by Jefferies & Company, Incorporated. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

The Firm's customers consist principally of select individuals and investment advisor companies. Commissions earned from entities related to two of these investment advisor companies represented approximately 20% and 13% of the Firm's gross revenue for the year. Commission and floor brokerage expenses relating to these companies amounted to approximately 19% and 22%, respectively of the Firm's total commissions and floor brokerage expenses and the Firm incurred approximately $2,600,000 of operating costs directly in relation to the first company.

(B) Credit Risk

As a securities broker/dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the financial statements.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the financial statements. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

END